SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

(AMENDMENT NO. 1)

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Sandy Horst

122 S. Phillips Avenue, Suite 300

Sioux Falls, SD 57104

(605)331-0091

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),  check the following box  ☐

NOTE:  Schedules filed in paper format shall include the signed original and five copies of the Schedule, including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38724Q 10 7

1.	Names and I.R.S. Identification No. of Reporting Persons
Bluestem Capital Partners III Limited Partnership 46-0456561

2.	Check the appropriate box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is required pursuant to Item 2(d) or 2(e).
Not applicable

6.	Citizenship or Place of Organization
USA (South Dakota)

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
949,364 shares*

		8.	Shared Voting Power
-0-

		9.	Sole Dispositive Power
949,364 shares*

		10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
949,364 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11)
19.9%

14.	Type of Reporting Person (See Instructions)
PN

*Represents 632,910 shares purchasable pursuant to the conversion of 10,000 shares of Series A Convertible Preferred Stock and 316,454 shares purchasable pursuant to the exercise of Common Stock Warrants.

            Bluestem Capital Partners III Limited Partnership (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on October 22, 2002 with respect to its beneficial ownership of shares of Common Stock, par value $.01 per share (“Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated.

ITEM 1.                                         SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock of Granite City Food & Brewery Ltd., 5831 Cedar Lake Road, St. Louis Park, MN 55416.

ITEM 2.                                         IDENTITY AND BACKGROUND.

(a)                                                                                              (i) The person filing this statement is Bluestem Capital Partners III

Limited Partnership, a South Dakota Limited Partnership (“Reporting Person”).

(ii) The general partner of the Reporting Person who exerts control over the Reporting Person is Bluestem Capital Company III, L.L.C., a South Dakota limited liability company (“General Partner”).

(iii) The two members of the General Partner are Steve Kirby and Paul A. Schock (“Members”).

(b)                                                                                             The business address of the Reporting Person, the Members and the General Partner is 122 South Phillips Avenue, Ste. 300, Sioux Falls, South Dakota 57104.

(c)                                                                                              The Reporting Person’s primary business is venture capital investing, General Partner’s primary business is being the general partner of the Reporting Person, and each Members’ occupation is as manager of a venture capital company, Bluestem Capital Company at 122 S. Phillips Avenue, Suite 300, Sioux Falls, South Dakota.

(d)                                                                                             During the last five years, neither the Reporting Person, nor the General Partner or Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                                                              During the last five years, neither the Reporting Person nor the General Partner or Members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                                                                Both Members are U.S. Citizens.

ITEM 4.                                         PURPOSE OF TRANSACTION.

The purpose of the acquisition of the Preferred Stock and Warrants is for investment.

                    (a)   The Reporting Person, General Partner or Members may acquire more securities or dispose of securities as business and market conditions dictate.

                    (b)   The Reporting Person, General Partner or Members do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries.

                    (c)  The Reporting Person, General Partner or Members do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries.

                    (d)   The Reporting Person has entered into a voting agreement with regard to the placement of one nominee of Reporting Person’s choice on the Board of Directors of the Issuer.

                    (e)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Issuer.

                    (f)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure.

                    (g)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in changes in Issuer’s charter or bylaws or other actions which may impede the acquisition of control of Issuer by any person.

                    (h)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

                    (i)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

                    (j)   The Reporting Person, the General Partner and the Members do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.                                         INTEREST IN SECURITIES OF THE ISSUER.

(a)               Bluestem Capital Partners III Limited Partnership beneficially owns 19.9% of the Common Stock of the Issuer, or 949,364 shares of Common Stock, which consists of  i) 632,910 shares purchasable pursuant to conversion of Series A Convertible Preferred Stock; and ii) 316,454 shares purchasable pursuant to the exercise of Common Stock Warrants.

(b)               Bluestem Capital Partners III Limited Partnership has the sole power to vote and dispose of all of its shares.

(c)               Not applicable.

(d)               The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends form or the proceeds from the sale of the shares reported herein.

(e)               Not applicable.

ITEM 6.                                         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Common Stock is beneficially owned as a result of Issuer’s private placement offering whereby Bluestem Capital Partners III Limited Partnership executed a Subscription Agreement for the purchase of Series A Convertible Preferred Stock and Common Stock Warrants, a copy of which is attached hereto as Exhibit A.

Bluestem Capital Company III, L.L.C. the General Partner of Bluestem Capital Partners III Limited Partnership, has as its members Steve Kirby and Paul Schock.  Paul Schock and Steve Kirby are also officers of the Managing Member of Brew Buddies, L.L.C., which has also purchased Series A Convertible Preferred Stock and Warrants for Common Stock pursuant to the private placement of the Issuer.

Brewing Ventures LLC, a holder of 1,662,500 shares of Common Stock has entered into a voting agreement with Brew Buddies, L.L.C. whereby Brew Buddies, L.L.C., or the Reporting Person if Brew Buddies, L.L.C. so directs, shall have the right to designate a nominee to the Issuer’s Board of Directors and Brewing Ventures LLC will vote its shares in favor of such nominee.  A copy of such voting agreement is attached hereto as Exhibit C.

ITEM 7.                                         MATERIAL TO BE FILED AS EXHIBITS.

                                                                                    Exhibit A:                Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership dated July 25, 2002.

                                                                                    Exhibit B:                  Authorization Resolution of Bluestem Capital Partners III Limited Partnership.

                                                                                    Exhibit C:                  Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002.

SIGNATURE

                            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bluestem Capital Partners III Limited Partnership
By: Bluestem Capital Company III, L.L.C. Its General Partner

/s/ Sandy Horst
By: Sandy Horst
Its: Authorized Officer

Dated:	November 1, 2002

Exhibits to Form 13 D

                                                                                    Exhibit A:                Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership dated July 25, 2002.*

                                                                                    Exhibit B:                  Authorization Resolution of Bluestem Capital Partners III Limited Partnership*.

                                                                                    Exhibit C:                  Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002.

                *Previously filed